WTI FUND X, INC.
104 La Mesa Drive, Suite 102
Portola Valley, CA 94028
(CIK: 1850938)

May 6, 2021

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form 10-12G WTI Fund X, Inc. (File No. 000-56255)

Dear Ms. Larkin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), WTI Fund X, Inc. (the “Fund”) respectfully requests the withdrawal of its registration statement (the “Registration Statement”), together with all exhibits, filed on Form 10-12G (File No. 000-56255). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2021. The Fund understands that, pursuant to Rule 477(b) of the Act, this request for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.

The Fund is making this request for the withdrawal of its Registration Statement in order to adequately address certain comments received from the Commission. The Fund believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

Very yours truly,

/s/ Maurice Werdegar
Director and Chief Executive Officer
WTI Fund X, Inc.